SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated July 20, 2004

MEPC Limited

(Translation of Registrant’s Name into English)

Nations House

103 Wigmore Street

London W1H 9AB

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC Half Year Results – 31 March 2004

Interim Report – 31 March 2004

BUSINESS REVIEW

During the six months to March 2004 MEPC has mainly concentrated its efforts on the leasing of the void space in its portfolio although several development projects have commenced which we believe will take advantage of a slightly improving occupational market for well located quality buildings.

After several difficult years in the business space sector it would appear that the occupational letting market has bottomed out, although, in the many areas, it is unlikely that we will see a return to rental growth before late 2005. The results from our factory outlets have been extremely positive and they have benefitted from the expansion of Clarks Village, Street and the refurbishment at The Lakeside Village, Doncaster which were completed during 2003 and are fully let.

Knight Frank’s six monthly valuation of our property assets showed an overall increase in value of just under 1% compared to September 2003. The factory outlet centres increased in value by 2.6% whereas business space assets showed a small increase of 0.3%. The valuation reflects conditions which have existed in the market for some time whereby the values of well let properties have continued to harden but void property and land have once again fallen in value.

During the period we took advantage of the strong investment market for let properties and sold part of our property at Bute Square, Cardiff for £23 million.

During the period we approved three speculative development projects which we believe will be in the correct locations and of the required quality to take advantage of the improving property market. Details of all our properties and current developments are on pages 12 to 14 below.

FINANCIAL REVIEW

Net income from properties in the six months ended 31 March 2004 was £23.2 million, a reduction of £2.8 million compared to the previous year, mainly as a result of property sales.

Administrative expenses decreased during the period as a result of the substantial reduction in staff numbers which occurred during 2003 and 2004 and the subsequent lower occupancy costs following our relocation to Lloyds Chambers.

Cost of finance reduced during the period mainly as a result of the lower cost of repurchasing bonds, and the lower interest charge associated with the variable rate debt which replaced these bonds.

During the period shareholder’s funds increased by £23.5 million from £1,672.7 million to £1,696.2 million which reflects the current period profit and revaluation surplus offset by the interim dividend of £3.6 million paid on October 30, 2003.

Financing and Treasury

Our objective continues to be to use our financial capacity in support of our property strategy to maximise shareholder return within a prudent, efficient and flexible capital structure.

At 31 March net debt was £659.3 million and gearing was 39%. Pro-forma gearing if the loans to Leconport are treated as a reduction of shareholders funds was 187%. The loans to Leconport are repayable on MEPC giving fourteen days notice or at maturity if not repaid earlier. Interest is received on them quarterly in arrears.

During the period we repurchased in the market approximately £2.9 million of bonds.

MEPC has a centralised treasury function that operates under policies set by the board. Its objectives are to meet the financing needs of the business in a pro-active and cost effective manner whilst maintaining a prudent and efficient financial structure.

The average cost of our borrowings at 31 March 2004 was 8.4% and their weighted average maturity was 8 years. At 31 March the group also had undrawn committed bank facilities of £66 million and a £350 million revolving loan facility with BT Pension Scheme which was also undrawn at the period end.

MEPC uses interest rate swaps and options to manage existing exposures to movements in interest rates on its underlying net debt. Following the sale of its overseas assets the group has little foreign exchange exposure. Currency swaps are used to remove any currency exposures arising from non-Sterling borrowings.

Counterparty risk that arises from credit exposures to institutions is carefully monitored and controlled by the use of approved credit limits.

MEPC Interim Report to 31 March 2004 Page 1

Post Balance Sheet Events

On 28 June 2004 a sale of the majority of our factory outlets was completed and the sale proceeds were approximately book value.

MEPC Interim Report to 31 March 2004 Page 2

Group profit & loss account

	Note	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
		£m	£m	£m
Group turnover
Gross rental income and other charges		38.7	41.7	88.2
Relative to joint ventures		(1.5)	(2.8)	(4.8)

	2	37.2	38.9	83.4

Net income from properties	2	23.2	26.0	56.1
Administrative expenses		(2.4)	(3.5)	(8.2)

Operating profit		20.8	22.5	47.9
Share of operating profit in joint ventures		1.0	2.1	3.9
Other income		0.3	0.7	1.3
Net gains/(loss) on fixed asset disposals	3	0.7	(2.3)	(2.2)

Profit on ordinary activities before finance and taxation		22.8	23.0	50.9
Cost of finance (net)	4	(5.4)	(12.9)	(25.8)

Profit on ordinary activities before taxation		17.4	10.1	25.1
Taxation on profit on ordinary activities	5	0.5	2.3	0.9

Profit on ordinary activities after taxation		17.9	12.4	26.0
Minority interests

Equity		(0.5)	(0.3)	(0.4)
Non-equity		(3.6)	(5.5)	(11.0)

		(4.1)	(5.8)	(11.4)

Profit attributable to ordinary shareholders		13.8	6.6	14.6
Interim dividend on ordinary shares		(3.6)	(320.0)	(320.0)

Retained profit/(loss)		10.2	(313.4)	(305.4)

Note : The Group’s results for all periods presented derive from continuing operations

MEPC Interim Report to 31 March 2004 Page 3

Summarised Group balance sheets

	Note	Unaudited As at 31 March 2004	Unaudited As at 31 March 2003	Audited As at 30 September 2003
		£m	£m	£m
Fixed assets
Investment and development properties	6	1,062.1	1,153.7	1,073.0
Other tangible fixed assets		0.4	2.4	0.6
Joint ventures	7

Share of gross assets		40.0	73.6	42.4
Share of gross liabilities		(35.8)	(55.7)	(35.6)

		4.2	17.9	6.8
Other fixed asset investments		23.2	24.3	23.2

		1,089.9	1,198.3	1,103.6

Other assets & liabilities
Loans to immediate parent company – Leconport Estates	8	1,344.8	1,305.6	1,326.4
Deferred taxation	5	68.3	68.3	68.3
Other debtors		45.3	47.2	50.4
Other creditors		(67.3)	(82.6)	(84.5)

		1,391.0	1,338.5	1,360.6

Total capital employed		2,481.0	2,536.8	2,464.2

Net debt

Loan capital and bank overdrafts	9	(665.2)	(739.1)	(671.4)
Cash and short term deposits		5.9	5.8	5.3

		(659.3)	(733.3)	(666.1)

Minority interests

Equity		(11.4)	(10.0)	(10.4)
Non-equity	10	(114.1)	(118.1)	(115.0)

		(125.5)	(128.1)	(125.4)

		1,696.2	1,675.4	1,672.7

Capital and reserves
Equity shareholders’ funds
Ordinary share capital		105.8	105.8	105.8
Reserves		1,590.4	1,569.6	1,566.9

Total equity shareholders’ funds		1,696.2	1,675.4	1,672.7

Approved by a duly appointed and authorised committee of the board of directors on 30 June 2004 and signed on its behalf by:

Richard Harrold, Chief Executive	Roger Quince, Director

MEPC Interim Report to 31 March 2004 Page 4

Other primary statements

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Statement of total recognised gains and losses
Profit for the period	13.8	6.6	14.6
Net surplus on revaluation after adjustment for minorities:
Properties	11.0	(26.4)	(35.0)
Joint ventures	2.3	0.1	(1.9)
Currency translation movements	—	0.1	—

Total recognised gains and losses for the period	27.1	(19.6)	(22.3)

Note of historical cost profits and losses
Profit on ordinary activities before taxation	17.4	10.1	25.1
Realisation of property revaluation surpluses and deficits in prior years	4.0	(10.2)	10.5
Amortisation charge (difference between historic cost and revalued amount)	0.1	0.1	0.3

Historical cost profit on ordinary activities before taxation	21.5	—	35.9

Historical cost profit/(loss) retained after tax, minorities and dividends	14.3	(323.5)	(294.6)

Reconciliation of movements in shareholders’ funds
Opening shareholders’ funds	1,672.7	2,015.0	2,015.0

Property revaluation adjustments	13.3	(26.3)	(36.9)
Currency translation movements	—	0.1	—
Profit attributable to ordinary shareholders	13.8	6.6	14.6
Interim dividend paid to ordinary shareholders	(3.6)	(320.0)	(320.0)

Movements in shareholders’ funds	23.5	(339.6)	(342.3)

Closing shareholders’ funds	1,696.2	1,675.4	1,672.7

MEPC Interim Report to 31 March 2004 Page 5

Summarised Group cash flow statement

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Operating profit	20.8	22.5	47.9
Other non-cash movements	3.0	1.9	6.9
Sundry income	0.3	0.7	2.2
Other movements arising from operations:
Debtors	2.7	4.6	7.3
Payment of supplementary bonus and related NIC	—	(67.8)	(70.0)
Other creditors	(2.5)	(0.2)	1.0

Net cash inflow/(outflow) from operating activities	24.3	(38.3)	(4.7)
Dividends from joint ventures	4.5	—	0.2
Net cash outflow from returns on investments and servicing of finance	(17.1)	(16.1)	(36.1)
Taxation (paid)/received	(0.2)	0.3	0.5

Net cash (outflow)/inflow on capital expenditure and financial investments
Loans to ultimate parent company	(18.4)	194.8	174.1
Acquisition and development of properties	(9.0)	(27.8)	(47.4)
Disposal of properties	28.6	62.3	151.3
Joint ventures and other fixed assets	(2.2)	25.9	34.0

	(1.0)	255.2	312.0
Interim dividend paid on ordinary shares	(3.6)	(320.0)	(320.0)
Net cash (outflow)/inflow from management of liquid resources and financing:

Investment in term deposits	—	70.0	70.3
Financing	(6.3)	49.4	(21.9)

	(6.3)	119.4	48.4

Increase in cash	0.6	0.5	0.3

Reconciliation of movement in cash to movement in net debt
Increase in cash	0.6	0.5	0.3
Decrease/(increase) in loan capital	6.4	(52.5)	15.7
Decrease in liquid resources	—	(70.0)	(70.3)

Change in net debt from cash flows	7.0	(122.0)	(54.3)
Other non-cash items	(0.2)	(0.3)	(0.8)

Movement in net debt for the period	6.8	(122.3)	(55.1)
Opening net debt	(666.1)	(611.0)	(611.0)

Closing net debt	(659.3)	(733.3)	(666.1)

MEPC Interim Report to 31 March 2004 Page 6

Notes to the interim financial statements

1. Basis of preparation and accounting policies

(a)	The financial information contained in this report does not constitute full statutory accounts within the meaning of section 240 of the Companies Act 1985. The abridged accounts for the year ended 30 September 2003 are a restated extract from the accounts for that year which, together with an unqualified audit report, have been filed with the Registrar of Companies.
(b)	The accounting policies applied during the period are consistent with those applied in the preparation of the financial statements for the year ended 30 September 2003.
(c)	Translation rates used for the conversion of major non-sterling based currencies were:

	£1 equivalent as at 31.3.04	£1 equivalent as at 31.3.03	£1 equivalent as at 30.9.03
American dollar (US$)	1.84	1.58	1.66
Euro	1.50	1.45	1.43

2. Turnover / Net income from properties

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Gross rental income	31.1	33.5	64.8
Other property income	2.1	2.6	10.0
Recoveries from tenants	4.0	2.8	8.6

Gross rental income and other charges	37.2	38.9	83.4
Ground rents	(0.4)	(0.2)	(0.5)
Leasehold amortisation	(0.3)	(0.2)	(0.5)
Other property outgoings	(13.3)	(12.5)	(26.3)

Net income from properties (all from UK)	23.2	26.0	56.1

Share of joint ventures’ turnover (all from UK)	1.5	2.8	4.8

3. Net gains/(losses) on fixed asset disposals

Net gains/(losses) on disposal of fixed assets, calculated by reference to book value at the date of disposal, arose as follows:

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Disposal of properties	(0.2)	(0.7)	(3.0)
Other fixed asset investments	0.9	(1.6)	(0.2)
Share of joint ventures’ net gains on fixed asset disposals	—	—	1.0

	0.7	(2.3)	(2.2)

MEPC Interim Report to 31 March 2004 Page 7

4. Cost of finance (net)

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Finance costs	26.9	32.8	65.4
Costs of repurchasing bonds	0.7	4.3	4.9
Interest capitalised to cost of properties	—	(0.4)	(0.9)

	27.6	36.7	69.4
Interest income on loans to intermediate parent company – Leconport Estates	(22.9)	(23.7)	(44.3)
External interest income	(1.3)	(2.1)	(2.8)

	3.4	10.9	22.3
Share of joint ventures’ finance costs	2.0	2.0	3.5

	5.4	12.9	25.8

5. Taxation / Deferred taxation

	Unaudited Six months to 31 March 2004	Unaudited Six months to 31 March 2003	Audited Year to 30 September 2003
	£m	£m	£m
Taxation credit in profit and loss account
United Kingdom corporation tax at 30.0%	—	—	—
Overseas taxation	—	0.1	0.1
Share of joint ventures’ taxation	0.5	0.4	(1.0)

Total current tax	0.5	0.5	(0.9)

United Kingdom deferred taxation on timing differences in respect of:
Potential clawback of capital allowances	(1.3)	—	(3.4)
Losses and other timing differences	1.3	1.8	5.2

Total deferred taxation (see below)	—	1.8	1.8

Total taxation credit	0.5	2.3	0.9

Factors affecting tax credit for period
Profit on ordinary activities before taxation multiplied by tax at the UK standard rate of 30%	(5.2)	(3.0)	(7.6)
Effects of:
Capital allowances	1.5	—	3.8
Losses utilised and other timing differences	(6.1)	(1.8)	(12.2)
Permanent differences	3.4	(1.8)	1.8
Group relief from parent	6.9	7.1	13.3

Total current taxation	0.5	0.5	(0.9)

Deferred taxation in balance sheet
Balance at start of period	68.3	66.5	66.5
Transfer to profit and loss account (see above)	—	1.8	1.8

Balance at end of period	68.3	68.3	68.3

Comprising:
Potential clawback of capital allowances	(22.7)	(18.0)	(21.4)
Losses and other timing differences	91.0	86.3	89.7

MEPC Interim Report to 31 March 2004 Page 8

5. Taxation / Deferred taxation (continued)

Unprovided taxation in respect of capital gains, which might become payable if the investment and development properties were sold at the net amount at which they are stated in the financial statements is estimated at a maximum of £83m (31 March 03: £84m; 30 September 03: £87m).

6. Properties

	Freehold	Long Leasehold	Short Leasehold	Total
	£m	£m	£m	£m
1 October 2003	975.7	91.6	5.7	1,073.0
Additions	4.0	0.3	—	4.3
Disposals	(26.5)	—	—	(26.5)

	953.2	91.9	5.7	1,050.8
Net surplus on revaluation	8.0	3.3	—	11.3

31 March 2004	961.2	95.2	5.7	1,062.1

Investment and development properties (with the exceptions noted below) were valued at 31 March 2003, on the basis of “market value” as defined in the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors, by Messrs Knight Frank as external valuers. The external valuation was £1,083.4m. The book value of investment and development properties totalling £1,062.1m is stated after reclassifying £21.3m of lease incentives under debtors in accordance with UITF 28.

The historical cost of properties was £821.4m. Development properties amount to £9.0m.

7. Investments in joint ventures

£m
1 October 2003	6.8
Additions	0.1
Dividend	(4.5)
Share of profits	(0.5)
Share of surplus on revaluation	2.3

31 March 2004	4.2

At 31 March 2004 the Group’s investment in joint ventures comprised:

Name	Participation	Share of borrowings
City Link (Cardiff) Limited	50%	£32.4m
Metropolitan & Capital Properties Limited	50%	—
Prestbury Capital Ventures Limited	50%	—

All the joint ventures are engaged in property investment, development and related services. All the external borrowings of the joint ventures have been undertaken without recourse to the Group. In aggregate, £0.6m of the Group’s share of properties held by joint ventures have not been valued at 31 March 2004. In the opinion of the directors the open market value of these properties is not less then their carrying value. The Group’s investments in joint ventures comprise £36.0m in fixed assets, £4.0m in current assets, £3.4m in liabilities due within one year and £32.4m in liabilities due after one year.

At 31 March 2004 there were no trading balances between the Group and any joint venture.

MEPC Interim Report to 31 March 2004 Page 9

8. Loans to immediate parent company – Leconport Estates

The movement in the balance during the period was as follows:

£m
1 October 2003	1,326.4
Drawdowns	18.4

31 March 2004	1,344.8

The balance now represents utilisation of £780 million of a £1billion 5 year facility established on 28 November 2000, full utilisation of a £250m 5 year facility established on 30 April 2001, utilisation of £246.4m of a £300m 5 year facility established on 30 October 2001, and utilisation of £68.4m of a £200m 5 year facility established on 28 November 2003. All amounts lent under these facilities carry interest payable quarterly in arrears and are repayable on 14 days notice to Leconport Estates. These loan facilities are deemed to be financial assistance under s.151 of the Companies Act and have therefore been subject to the required declarations.

9. Loan capital and bank overdrafts

	Unaudited As at 31 March 2004	Audited As at 30 September 2003
	£m	£m
Repayment analysis
Less than one year or on demand	326.4	299.8
In more than one year but less than two years	6.3	36.3
In more than two years but less than five years	150.7	151.8
In more than five years	181.8	183.5

	665.2	671.4

Interest rate profile
Up to 6%	50.0	100.0
6% to 10%	397.0	547.3
10% to 12.5%	(11.2)	(8.8)
At variable rates of interest	229.4	32.9

	665.2	671.4

The above analysis reflects the effect of interest rate derivatives in place at the respective balance sheet dates. All borrowings denominated in foreign currencies have been swapped into sterling using currency derivatives.

MEPC Interim Report to 31 March 2004 Page 10

9. Loan capital and bank overdrafts (continued)

Fair values of financial assets and liabilities

	Unaudited 31/3/04			Audited 30/9/03
	Book value	Fair value	Fair value adjustment	Book value	Fair value	Fair value adjustment
	£m	£m	£m	£m	£m	£m
Net Debt
Loan capital and borrowings	665.2	749.0	83.8	671.4	756.1	84.7
Interest rate swaps	—	(38.2)	(38.2)	—	(38.3)	(38.3)
Cash and short term deposits	(5.9)	(5.9)	—	(5.3)	(5.3)	—

Total net debt	659.3	704.9	45.6	666.1	712.5	46.4

Fair value adjustment after tax			31.9			32.4

Non-equity minority interests
QUIPS including currency swaps	114.1	113.9	(0.2)	113.7	103.2	(10.5)

Fair value adjustment after tax			(0.2)			(7.4)

Total fair value adjustment after tax			31.7			25.0

Fair value has been calculated independently and is based on market values at the respective balance sheet dates. Debtors and creditors falling due after more than one year not reflected in the above analysis are not financial assets or liabilities. The directors consider that the fair value of other fixed asset investments and loans to the ultimate parent company is equal to their book value.

10. Non-equity minority interests

Non-equity minority interests represent the outstanding capital, net of unamortised costs, of the QUIPS preference shares issued in September 1995 through MEPC International Capital, L.P, a special purpose limited partnership which is non-credit supported. The QUIPS have been structured to provide a guarantee by MEPC Limited such that the holders are effectively in the same position as holders of preference shares with respect to payment of dividends and amounts payable upon liquidation, dissolution and winding-up. The capital outstanding and the dividends payable are, therefore, classified as non-equity minority interests on both the balance sheet and the profit and loss account. Details of the fair value of the QUIPS and currency derivatives hedging the issue are disclosed in note 9.

11. Post balance sheet events

On 28 June 2004, a sale of all of our factory outlet properties with the exception of K Village was completed. The net sale proceeds were £205 million, which approximated the book value of the properties sold.

MEPC Interim Report to 31 March 2004 Page 11

Portfolio analysis at 31 March 2004

Portfolio value by location

	Business Space £m	Outlet Centres £m	Total £m	%
South East England	633.9	—	633.9	59
Rest of UK	237.6	211.9	449.5	41

Total value (note)	871.5	211.9	1083.4	100

Percentages	80	20	100

The total value of properties above has been included in the balance sheet at 31 March 2004 as £1,062.1m under investment and development properties and £21.3m under debtors.

Underlying valuation change in six months to 31 March 2003

Total %
Business Space	0.3
Outlet centres	2.6
All investment and development properties	0.7

Other key statistics

		Business Space	Outlet Centres	Total Portfolio
Estimated Rental Value (ERV)	£m	69	13	82
Rent roll – net of ground rents	£m	56	12	68
Net reversionary potential (note 1)%		2	—	2
Rent roll subject to breaks and expiries within 5 years (note 2)	£m	23	8	31
Number of tenancies	No.	742	255	997
Average lease length (note 3)	Yrs	8.1	4.7	7.5
Occupancy rate (note 4)%		81	98	84

1	Excess of ERV over rent roll for occupied space
2	Includes all rent subject to a break at the tenant’s option and all turnover rents.
3	Lease length is measured only to the first break at the tenant’s option where applicable
4	Calculated as rent roll/ (rent roll + ERV of unoccupied space)

Gross rental income and other charges by sector and location

	Business Space £m	Outlet Centres £m	Total £m	%
South East England	20.6	—	20.6	55
Rest of UK	9.2	7.4	16.6	45

	29.8	7.4	37.2	100

Percentages	80	20	100

MEPC Interim Report to 31 March 2004 Page 12

Development programme as at 31 March 2004

Authorised development programme

The authorised development programme comprises those projects that are in progress or where authority has been given to proceed. Where development is phased, only those phases authorised to proceed are included. At 31 March 2004, there were 5 separate projects with an estimated value on completion of circa £40m. Total anticipated rental income from the programme is £3.2m, of which 16% is covered by agreements for letting.

Project	Description	Estimated completion	Lettings agreed
Granta Park, Abington, Nr Cambridge	2,000 sq m let to PPD Global.	Summer 2004	100%
Hillington Park, Glasgow	1,200 sq m let to Panalpina.	Summer 2004	100%
Birchwood Park, Warrington	8,600 sq m of speculative new office buildings.	Spring 2005	0%
Milton Park, Abingdon, Nr Oxford	6,200 sq m of speculative offices, studios and workspace.	Spring 2005	0%
Hillington Park, Glasgow	9,500 sq m of speculative warehouse units and offices.	Winter 2005	0%

Sites held for future development

The future developable area at our business park assets, totalling 433,900sq m, is detailed in the property list on the following page. These are sites that MEPC already owns and upon which we have or expect to obtain planning permission.

In addition potential exists at several of our business parks for the continued replacement of older low value buildings with larger and more valuable assets.

MEPC Interim Report to 31 March 2004 Page 13

Property list as at 31 March 2004

Property	Net Lettable area (sq m)	Net area in development (sq m)	Future developable/ lettable area	Tenure	Type	Number of tenants	Vacancy %
BUSINESS SPACE

Axis Park Langley, Nr Heathrow	3,800	—	—	Freeh’d	Office Park	—	100

Birchwood Park Warrington	106,200	8,600	23 ha / 62,400 sq m	Freeh’d	Mixed Use	135	12

Callaghan Square Cardiff	4,100	—	3 ha / 31,200 sq m	Freeh’d	Office Park	1	87

Chineham Park Basingstoke	73,000	—	6 ha / 29,900 sq m	Freeh’d	Office Park	59	18

Granta Park Abington, Nr Cambridge	37,900	2,000	4 ha / 15,800 sq m	Freeh’d	Science Park	20	—

Hillington Park Glasgow	174,000	10,700	26 ha / 81,200 sq m	Freeh’d	Mixed Use	265	15

Leavesden Park Nr Watford	64,000	—	18 ha / 104,800 sq m	Freeh’d	Office Park	7	59

Milton Park Abingdon, Nr Oxford	370,000	6,200	7 ha / 29,700 sq m	Freeh’d	Mixed Use	254	16

South Marston Park Swindon	8,500	—	19 ha / 80,100 sq m	Freeh’d	Industrial Park	1	86

BUSINESS SPACE TOTAL	841,500	27,500	106 ha / 433,900 sq m			742	19

OUTLET CENTRES

Atlantic Village Bideford	9,000	—		Freeh’d	Outlet Centre	38	2

Clarks Village Street	17,100	—		Leaseh’d	Outlet Centre	93	2

K Village Kendal	2,500	—		Freeh’d	Outlet Centre	15	—

Royal Quays Outlet Centre North Shields	13,600	—		Freeh’d	Outlet Centre	57	1

The Yorkshire Outlet Doncaster	13,800	—		Freeh’d	Outlet Centre	52	1

OUTLET CENTRE TOTAL	56,000	—				255	2

GRAND TOTAL	897,500	27,500				997	16

MEPC Interim Report to 31 March 2004 Page 14

Independent review report by KPMG Audit Plc to MEPC Limited

Introduction

We have been engaged by the company to review the financial information set out on pages 3 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors have decided that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual report in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999/4:Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

KPMG Audit Plc

Chartered Accountants

London

30 June 2004

MEPC Interim Report to 31 March 2004 Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date:	July 20, 2004	By:	/s/ Richard Harrold
		Name:	Richard Harrold
		Title:	Chief Executive